Exhibit (a)(23)

ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

CERTIFICATE OF NOTICE

          FIRST: Aberdeen Asia-Pacific Income Fund, Inc., a Maryland corporation (the "Corporation"), certifies that:

          SECOND: There has been a change to facts ascertainable outside of the charter (the "Charter") of the Corporation within the meaning of Section 2-105(b) of the Maryland General Corporation Law (the "MGCL") relating to the Auction Market Preferred Stock ("AMPS").

          THIRD: The change to the facts ascertainable outside of the Charter is as set forth below:

On September 12, 2006, in light of written confirmation from Standard & Poor's ("S&P") that the percentage of the discounted value of Eligible Portfolio Property (as defined in the Charter) that could be made up of Asian Yankee Bonds (as defined in the Charter) rated below investment grade could be increased from 10% to 25%, the Board of Directors of the Corporation determined, in accordance with its powers under Article SIXTH, Section 1(b) of the Charter, that it is in the best interests of the Corporation to modify the definition of "Asian Yankee Bonds" contained in Article SIXTH, Section 1(a) of the Charter to reflect the new limit allowed by S&P. Accordingly the term "Asian Yankee Bonds" shall now be deemed to have the definition set forth below in its entirety:

"Asian Yankee Bonds" means, in the case of Moody's, Yankee Bonds that are issued by companies from China, Hong Kong, India, Indonesia, Korea, Malaysia, Thailand and The Philippines and such other countries as are approved in writing by Moody's from time to time, and, in the case of S&P, Yankee Bonds that are (i) issued by issuers from China, Hong Kong, India, Indonesia, Korea, Malaysia, Thailand and The Philippines and such other countries as are approved in writing by S&P from time to time, and (ii) are subject to the following ratings limitations (which are cumulative):

Rating	% of total Discounted Value of Eligible Portfolio Property allowed at each ratings level
Aa3/AA- or better	100%
Below Aa3/AA-	50%
Below A3/A-	25%

All references to the defined term identified above in the Charter will henceforth be interpreted in accordance with this Board determination. The terms of the AMPS and the rights of the beneficial owners of the AMPS are not changed by this Certificate of Notice.

          FOURTH: This Certificate of Notice is being filed at the election of the Corporation pursuant to Section 1-207.1 of the MGCL.

          IN WITNESS WHEREOF, the Corporation has caused this Certificate of Notice to be executed in its name and on its behalf by its President and attested by its Secretary and Assistant Treasurer this 12th day of September, 2006.
ATTEST:	ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

/s/ Alan Goodson	By: /s/ Martin Gilbert
Alan Goodson	Martin Gilbert
Secretary and Assistant Treasurer	President